CALIFORNIA INVESTMENT TRUST

44 Montgomery Street
Suite 2100
San Francisco, California 94104

April 29, 2010

Mr. Richard Pfordte, Branch Chief
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:	CALIFORNIA INVESTMENT TRUST (“Registrant”)
EQUITY INCOME FUND
U.S. GOVERNMENT SECURITIES FUND
THE UNITED STATES TREASURY TRUST
1933 Act File No. 333-165716
1940 Act File No. 811-04417

Dear Mr. Pfordte:

The Registrant is filing this correspondence to respond to your oral comments regarding its N-14 Pre-Effective Amendment No. 2 submitted via EDGAR on April 28, 2010 and Pre-Effective Amendment No. 3 submitted via EDGAR on April 29, 2010, regarding the reorganization of each series of SM&R Investments, Inc. (the “SM&R Funds”) into certain corresponding series of the Registrant (each a “Reorganization” and collectively, the “Reorganizations”).

Per your discussion with counsel, the Registrant, and Distributor for the Registrant, respectfully request, pursuant to the provisions of Rule 461 under the Securities Act of 1933, that the effectiveness of the Registration Statement (Prospectus/Proxy Statement) on Form N-14 of the Registrant be accelerated to April 29, 2010.

After the N-14 is effective, per your discussion with counsel, a Post-Effective Amendment No. 1, which will be submitted via EDGAR, will include changes responding to your oral comments as explained below:

(1) Consistent with your discussion with counsel, the Registrant will not identify in the portfolio of investment tables in the Statement of Additional Information which portfolio securities will be sold in connection with the Reorganizations.  Given the length of time until the Reorganizations are consummated, and changing market conditions, it is difficult to reliably predict which securities ultimately may be sold.

(2) Consistent with your discussion with counsel, the Registrant will include an estimate of the aggregate costs of the Reorganizations in the Prospectus/Proxy Statement.  The estimate currently is approximately $240,000.

(3) Consistent with your discussion with counsel, the Registrant will include appropriate clarifying notes for the pro forma adjustments appearing in the Pro Forma Capitalization Table in the Prospectus/Proxy Statement and to the Pro Forma Statements of Assets and Liabilities and Pro Forma Statements of Operations in the Statement of Additional Information.

Thank you for your cooperation in working with the Registrant on an April 29, 2010, effective date for the N-14.

If you have any questions, please do not hesitate to contact me at (412) 288-4827.

Very truly yours,

/s/ Carman Leung
California Investment Trust
CCO

/s/ Steve Rogers
RFS Partners, A California Limited Partnership, Distributor
President